May 22, 2023

VIA EDGAR

Ms. Brittany Ebbertt
Ms. Christine Dietz
United States Securities and Exchange Commission
Division of Corporate Finance, Office of Technology
100 F Street, NE
Washington, D.C. 20549

Re: Tremor International Ltd.
       Form 20-F for the year ended December 31, 2022
       Filed March 7, 2023
       Form 6-K Submitted March 7, 2023
       File No. 001-40504

Dear Ms. Brittany Ebbertt and Ms. Christine Dietz:

Tremor International Ltd. (the “Company”) provides the following information in response to the comments contained in the correspondence of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated May 12, 2023, relating to the aforementioned Form 20-F and Form 6-K. For reference purposes, the text of your letter dated May 12, 2023, has been reproduced herein (in bold), with the Company’s response below your comment.

Form 6-K Submitted March 7, 2023

General

1.
We note your response to comment one.  It appears that spend, a non-IFRS revenue measure, changes the recognition and measurement principles required to be applied in accordance with IFRS and would therefore be considered individually tailored.  In this regard, we note that presenting a non-IFRS measure of revenue that deducts transaction costs as if the company acted as an agent in the transaction, when gross presentation as a principal is required by IFRS would violate Rule 100(b) of Regulation G.  Please revise to remove CTV spend and PMP spend from your Form 6-K.  Also, please refer to your response to comment number 7 in your letter dated May 24, 2021 regarding presentation of net revenue.

May 22, 2023

Response:

The Company respectfully acknowledges the Staff’s comment.  In response, the Company confirms that it will revise future filings to remove CTV spend and PMP spend.  The Company notes that it intends to file its next earnings report on Form 6-K on or around May 30, 2023.  In the future, the Company intends to report CTV revenue and PMP revenue.  Both metrics are IFRS measures of revenue, which the Company attributes to its CTV business and PMP business, respectively.

If you have any questions or comments, please do not hesitate to contact me directly at Sagi Niri at sniri@tremorinternational.com or arothstein@tremorinternational.com.

Very truly yours,

Tremor International Ltd.

/s/ Sagi Niri
Sagi Niri
Chief Financial Officer

Copy to:
Ofer Druker, Tremor International Ltd.
Amy Rothstein, Tremor International Ltd.
James J. Masetti, Pillsbury Winthrop Shaw Pittman LLP
Christina F. Pearson, Pillsbury Winthrop Shaw Pittman LLP
Sarit Nethanel, Somekh Chaikin, a Member Firm of KPMG International